300 First Stamford Place 5th Floor Stamford, CT 06902	T: (203) 276-8100 F: (203) 276-8199

BY EDGAR SUBMISSION

July 5, 2016

J. Nolan McWilliams

Attorney-Advisor
Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc. Preliminary Proxy Statement on Schedule 14A Filed May 3, 2016 File No. 001-33831

Dear Mr. McWilliams:

Below please find our response to the comments set forth in a letter dated May 31, 2016 (the “Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Eagle Bulk’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). References to the “Company,” “Eagle Bulk,” “we,” “us” or “our” in this letter refer to Eagle Bulk Shipping Inc. Capitalized terms that are not otherwise defined herein have the meanings set forth in the Proxy Statement.

The Company has filed today Amendment No. 1 (the “Amended Proxy Statement”) to the Proxy Statement.

For your convenience, we have reproduced the Staff’s comments in bold and have supplied our responses immediately below each question. Page references in the responses are to the Amended Proxy Statement.

Questions and Answers About the Special Meeting, page 1

What is the purpose of the Special Meeting?, page 2

1.

You state that at the Special Meeting, shareholders will be asked to ratify the issuance of shares of common stock “in an amount equal to 20% or more of our Common Stock outstanding before the issuance of such shares . . . .” Please disclose the actual percentage increase in common stock outstanding if the proposal is adopted.

We have revised the Proxy Statement on page 2 of the Amended Proxy Statement to disclose that if Proposal No. 1, for which shareholders are being asked to ratify the issuance of shares of Common Stock in an amount equal to 20% or more of the Company’s Common Stock outstanding before such issuance, as well as Proposals No. 2 and 3, are adopted, the Common Stock issued in connection with the Second Lien Loan Agreement will represent up to approximately 90% of the Company’s outstanding Common Stock after such issuance.

Mr. J. Nolan McWilliams

July 5, 2016

Proposal No. 1, page 7

General, page 7

2.	Please discuss the reasons why you are issuing up to 344,587,536 shares of common stock to the Second Lien Lenders in connection with the entry into the Second Lien Loan Agreement.

In consideration for funding the loan under the Second Lien Loan Agreement, the Company agreed to issue to the Second Lien Lenders shares of Common Stock equivalent to up to 90% of the outstanding Common Stock of the Company after such issuance (or up to 344,587,536 shares of Common Stock). The terms of the financing transactions consummated on March 30, 2016, approved by the Board of Directors and disclosed on the Company’s Current Report on Form 8-K filed with the Commission on March 30, 2016 (the “March 8-K”), including the issuance of the shares of Common Stock to the Second Lien Lenders, were the product of extensive negotiation that took place over the course of several months among the Company, certain of its shareholders, its secured lenders and certain other potential investors regarding financial alternatives to enhance the Company’s liquidity. We have revised the Proxy Statement on page 11 of the Amended Proxy Statement to include additional disclosure regarding the reason that the Company agreed to issue these shares of Common Stock.

3.

Similarly, you disclose that this issuance is in connection with the internal reorganization “previously reported on our Current Report on Form 8-K filed with the SEC on March 30, 2016 . . . .” Please describe this reorganization, along with the reasons for it, to the extent material to a voting decision.

We respectfully advise the Staff that the issuance of the shares of Common Stock to the Second Lien Lenders is not directly related to and was not made in connection with the internal reorganization of the Company, and additionally, that a description of the reorganization is not material to a voting decision in connection with any of the proposals, including Proposal No. 1, included in the Proxy Statement. Rather, as described in the response to question 2 above and disclosed in the Proxy Statement and the March 8-K, the Company agreed to issue such shares to the Second Lien Lenders pro rata based on their participation in the Second Lien Facility.

The internal reorganization was consummated immediately prior to the entry into the Second Lien Loan Agreement as well as the amendment and restatement of the Company’s existing senior secured credit facility (the “First Lien Loan Agreement” and, as amended and restated, the “A&R First Lien Loan Agreement”). Pursuant to the internal reorganization, the Company transferred, assigned and contributed to a newly-formed wholly-owned subsidiary, Eagle Shipping LLC (“Eagle Shipping”), a limited liability company organized under the laws of the Marshall Islands, and Eagle Shipping received, accepted and assumed, all of the tangible and intangible assets of the Company (other than the membership interests in Eagle Shipping owned by the Company and certain deposit accounts held by the Company, which deposit account balances were transferred) and all of the liabilities of the Company (collectively, the “Contribution”), including all of the Company’s rights and obligations under the First Lien Loan Agreement. Immediately following the Contribution, Eagle Shipping became the direct parent company of each of the Company’s previously directly-owned subsidiaries. Eagle Shipping is the borrower under the A&R First Lien Loan Agreement and is also the borrower under the Second Lien Loan Agreement, and substantially all of the assets owned directly by Eagle Shipping constitute collateral for the A&R First Lien Loan Agreement and Second Lien Loan Agreement

The Contribution was part of the financing transactions consummated on March 30, 2016, in that the internal reorganization preceded the entry into the A&R First Lien Loan Agreement and the entry into the Second Lien Loan Agreement, establishing the corporate structure so that Eagle Shipping would be the borrower under such loan agreements, replacing the Company as the borrower under the First Lien Loan Agreement.

Mr. J. Nolan McWilliams

July 5, 2016

4.

We note your disclosure in the Form 8-K filed May 17, 2016 that in connection with your entry into the Second Lien you were “required to enter into or amend, as applicable, a customary registration rights agreement with certain of the Second Lien Lenders.” Please disclose the material terms of this agreement and the impact it will have on the company.

We acknowledge the Staff’s comment and have revised the disclosure in the Proxy Statement on page 12 of the Amended Proxy Statement to describe the material terms of the amended and restated registration rights agreement, which agreement provides the security holders party to the agreement, among other things, demand and piggyback registration rights with respect to certain securities of the Company held by them, subject to the requirement that such securities qualify as Registrable Securities, as defined therein. The agreement also provides such security holders with the right to demand an initial public offering and listing on the New York Stock Exchange or the Nasdaq Stock Market to be commenced at a time when the Company otherwise does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or a reporting obligation under Section 15(d) of the Exchange Act. Note, however, as discussed in the immediately following response, and as discussed on page 24 of the Amended Proxy Statement, there is no plan or contemplated plan by the Company to take itself private.

Proposal No. 4, page 16

5.

Please disclose the number of record holders before and after giving effect to the reverse stock split. Additionally, please tell us how you determined that the reverse split does not have a reasonable likelihood of producing, either directly or indirectly, any of the going-private effects listed in Exchange Act Rule 13e-3(a)(3)(ii). We note that your Chairman will have sole discretion to set the exchange ratio for your reverse split, and that even a 1-for-10 reverse split ratio would result in 90% reduction in the number of shares outstanding after the reverse split.

As of June 2, 2016, the Company has determined that there were 203 holders of record of the Company’s Common Stock, as calculated in accordance with Rule 12g5-1 of the Exchange Act and Question 152.01 of the Staff’s Exchange Act Rules Compliance and Disclosure Interpretations (“C&DI”), issued by the Staff on September 30, 2008. Assuming the maximum reverse stock split exchange ratio of 1-for-50 is effectuated, it is expected that there will be 128 record holders of our Common Stock. The foregoing number of holders of record is based on a security position report obtained by the Company as well as a review of the Company’s registered shareholder list provided by the Company’s transfer agent.

We respectfully advise the Staff that the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of record holders (the “Transaction”) will not constitute a going private transaction pursuant to Exchange Act Rule 13e-3 (“Rule 13e-3”) by producing a “going private effect” as specified in that rule, nor is the Transaction intended as part of a broader plan to take the Company private. In fact, as set forth in the Proxy Statement, the purpose of the Transaction is intended to allow the Company to remain listed on the NASDAQ Global Select Market (“NASDAQ”), which requires a minimum stock price in excess of $1.00 per share.

Mr. J. Nolan McWilliams

July 5, 2016

The Company’s obligation to comply with Rule 13e-3 arises if it engages in a Rule 13e-3 transaction (or series of transactions) that has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects set forth in Exchange Act Rule 13e-3(a)(3)(ii):

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We have determined that the effects referred to in Exchange Act Rule 13e-3(a)(3)(ii)(A) are not applicable to the Transaction because, prior to and at the time of the Proxy Statement, the Company already had fewer than 300 record holders of its Common Stock (as discussed above) and was therefore eligible, prior to filing the Proxy Statement with the Commission, to terminate the registration of its Common Stock under Exchange Act Section 12g-4 and to suspend its obligation to report under Exchange Act Rule 12h-3 and Exchange Act Section 15(d). Pursuant to CD&I 104.01 of the Staff’s Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report where the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the Company believes that the Transaction could not be deemed to have “caused” the Company’s Common Stock to become “eligible” for termination of registration or suspension of the Company’s obligation to report since its Common Stock is held by 203 record holders and it was eligible for termination/suspension prior to filing the Proxy Statement.

In addition, the Transaction will also not result in the Company’s Common Stock becoming eligible for termination of registration under Exchange Act Rule 12h-6 or cause the reporting obligations with respect to the Company’s Common Stock to become eligible for termination under Exchange Act Rule 12h-6 because the Company is not a foreign private issuer.

Further, the Company has determined that the effects referred to in Exchange Act Rule 13e-3(a)(3)(ii)(B) are not applicable because the Transaction will not cause the Company’s Common Stock to be delisted from NASDAQ. NASDAQ Listing Rule 5450(a)(2) applicable to primary equity traded on the NASDAQ Global Select Market requires that a listed company, among other things, have at least 400 Public Holders to continue listing its equity securities on NASDAQ, where Public Holders are defined to include “holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an Executive Officer, director, or the beneficial holder of more than 10% of the total shares outstanding.” As of June 2, 2016, the Company had approximately 13,000 Public Holders calculated in accordance with the applicable definition. Assuming the maximum reverse stock split exchange ratio of 1-to-50, the Company has concluded that it will continue to have well over 400 Public Holders after the reverse stock split, which will satisfy NASDAQ’s continued listing requirement regarding the number of Public Holders.

Finally, we had indicated to our shareholders that the Transaction is not part of a broader plan to take the Company private, which statement may be found on page 24 of the Amended Proxy Statement.

To address the Staff’s comment, we have revised the Proxy Statement on page 24 of the Amended Proxy Statement to disclose that, as of June 2, 2016, the Company had 203 record holders of Common Stock and that, if the Transaction is implemented at a 1-for-50 ratio, it is expected to reduce the number of record holders of our Common Stock to approximately 128 record holders. We have additionally included disclosure concerning compliance with NASDAQ’s continued listing requirements.

Mr. J. Nolan McWilliams

July 5, 2016

6.

You state that in the event of a reverse split “the number of shares of Common Stock remaining available for issuance will increase.” Please quantify the potential increased authorized shares available for issuance as a result of the reverse split.

We have revised the disclosure in the Proxy Statement on pages 17, 18, 24 and 33 of the Amended Proxy Statement to quantify the potential number of authorized shares available for issuance as a result of the reverse stock split assuming that the ratio is at the highest end of the range for which the Board of Directors is seeking approval, as well as the other issuances of shares of Common Stock disclosed in the Amended Proxy Statement. After giving effect to all of these transactions and based on the assumptions included in the Amended Proxy Statement, the number of authorized but unissued shares of Common Stock is expected to be approximately 681,000,000 shares.

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to these responses or require additional information, please contact me at 203-276-8100.

Very truly yours,

/s/ Gary Vogel

Gary Vogel

Chief Executive Officer

cc:	Ryan Adams, Securities and Exchange Commission Adir Katzav, Chief Financial Officer, Eagle Bulk Shipping Inc. Daniel I. Fisher, Esq., Akin Gump Strauss Hauer & Feld LLP